UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TICKETS.COM, INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to purchase common stock, par value $0.000225 per share, under certain equity incentive plans of Tickets.com, Inc.

(Title of Class of Securities)

88633M101

(CUSIP Number of Class of Securities (underlying common stock, par value
$0.000225 per share)

Ronald Bension
Chief Executive Officer
Tickets.com, Inc.
555 Anton Blvd., 11th Floor
Costa Mesa, CA 92626
(714) 327-5400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Paul A. Rowe, Esq.
John D. Hudson, Esq.
Hewitt & O’Neil LLP
19900 MacArthur Blvd., Suite 1050
Irvine, CA 92612
(949) 798-0500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$46,204	$4.26

*     Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 235,199 shares of common stock of Tickets.com, Inc. having an aggregate value of $46,204 as of June 25, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals the transaction value, multiplied by $92.00 per each $1,000,000 of the transaction value.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party:	Not applicable. Not applicable.	Form or Registration No. Date Filed:	Not applicable. Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     [   ]

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ITEM 1. SUMMARY TERM SHEET

     The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options for New Options, dated June 28, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a)  The name of the issuer is Tickets.com, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 555 Anton Boulevard, 11th Floor, Costa Mesa, CA 92626, and the telephone number of its principal executive offices is (714) 327-5400.

     (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to employees of the Company and its subsidiaries, other than executive officers, to exchange all outstanding options to purchase shares of the Company’s common stock, par value $0.000225 per share, having an exercise price greater than or equal to $6.00 per share granted under the Company’s 1999 Stock Incentive Plan (the “1999 Plan”) and the TicketsLive Corporation Amended and Restated Stock Award and Incentive Plan (the “TicketsLive Plan” and, collectively with the 1999 Plan, the “Plans”), for new stock options (the “New Options”). Employees that elect to exchange outstanding options having an exercise price greater than or equal to $6.00 per share must also exchange all stock options granted on or after December 28, 2001, even if those options have an exercise price less than $6.00 per share (the options submitted for exchange, the “Canceled Options”). The New Options will be granted by the Company under the 1999 Plan, and upon the terms and conditions described in the Offer to Exchange and the accompanying Letter of Transmittal (Election to Participate), attached hereto as Exhibits (a)(1) and (a)(2) (the “Stock Option Exchange Program”).

     The number of shares subject to New Options will equal three-fourths the number of shares subject to the Canceled Options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the New Options will equal the closing sale price of the Company’s common stock as reported on the Nasdaq National Market on the day on which the New Options are granted. The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Introduction”, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference. No trading market exists for the options to purchase common stock of the Company that are subject to the Offer to Exchange.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)  The following sections of the Offer to Exchange contain a description of the material terms of the tender offer and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Options; Expiration Date”);

•	Section 3 (“Procedures for Electing to Exchange Options”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”);

•	Section 6 (“Conditions of the Stock Option Exchange Program”);

•	Section 8 (“Source and Amount of Consideration; Terms of New Options”);

•	Section 11 (“Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program”);

•	Section 12 (“Legal Maters; Regulatory Approvals”);

•	Section 13 (“Material U.S. Income Tax Consequences”); and

•	Section 14 (“Extension of the Stock Option Exchange Program; Termination; Amendment”).

     (b)  Executive officers and directors of the Company are not eligible to participate in the Stock Option Exchange Program.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e)  (i) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

            (ii) The Company has two classes of preferred stock outstanding. A summary of the terms of such preferred stock and certain rights held by the investors participating therein is included in Item 5 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Stock Option Exchange Program”) is incorporated herein by reference.

     (b)  The shares of common stock subject to options granted under the 1999 Plan and canceled and exchanged pursuant to the Stock Option Exchange Program will be returned to the pool of shares available for grants of new options under the 1999 Plan. However, the shares of common stock subject to options granted under the TicketsLive Plan and canceled and exchange

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pursuant to the Stock Option Exchange Program will not be available for future option grants. The information set forth in the Offer to Exchange under Section 11 (“Status of Options Acquired by Us in the Stock Option Exchange Program; Accounting Consequences of the Stock Option Exchange Program”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Stock Option Exchange Program”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  Not applicable.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a)  The information set forth in the Offer to Exchange under Section 9 (“Information Concerning the Company; Financial Information — Selected Financial Data”) and the financial information included in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001, and Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, are incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange (“Information Concerning the Company; Financial Information”).

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a)  The executive officers and directors of the Company are not eligible to participate in the Stock Option Exchange Program. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements

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Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

     (b)  Not applicable.

ITEM 12. EXHIBITS.

Exhibit
Number		Description

(a)	(1)	Offer to Exchange, dated June 28, 2002 (including Summary Term Sheet).

	(2)	Form of Letter of Transmittal (Election to Participate).

	(3)	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

	(4)	Form of Notice of Withdrawal (Election Not to Participate).

	(5)	Form of Cover Letter to Eligible Option Holders.

	(6)	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 (incorporated herein by reference).

	(7)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 (incorporated herein by reference).

(b)		Not applicable.

(d)	(1)	The Company’s 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 filed with the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on April 1, 2002 (commission File No. 333-85260)).

	(2)	Item 5 of the Company’s annual report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 (incorporated herein by reference).

(g)		Not applicable.

(h)		Not applicable.

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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)  Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: June 28, 2002	TICKETS.COM, INC., a Delaware corporation

	By:	/s/ Ronald Bension

Ronald Bension, Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated June 28, 2002 (including Summary Term Sheet).

(a)(2)	Form of Letter of Transmittal (Election to Participate).

(a)(3)	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

(a)(4)	Form of Notice of Withdrawal (Election Not to Participate).

(a)(5)	Form of Cover Letter to Eligible Option Holders.

(a)(6)	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 (incorporated herein by reference).

(a)(7)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 (incorporated herein by reference).

(d)(1)	The Company’s 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 filed with the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on April 1, 2002 (commission File No. 333-85260)).

(d)(2)	Item 5 of the Company’s annual report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 (incorporated herein by reference).